Exhibit-21.1

SUBSIDIARIES

Name	Place of Incorporation

First Citizens National Bank	Tennessee
Munford Union Bank	Tennessee
First Citizens Financial Plus, Inc.	Tennessee
Delta Finance, Inc.	Tennessee
White and Associates/First Citizens Insurance, LLC	Tennessee